UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MULTIPLAN CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

May 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 150,270,487
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,270,487
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,270,487
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 50,532,114
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,532,114
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,532,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. HFCP VIII (Parallel - A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,261,550
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,261,550
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,261,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Executives VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,953,631
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,953,631
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 496,709
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 496,709
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Music Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,712,045
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,712,045
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Music Investments GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,712,045
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,712,045
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Investors VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 215,514,491
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 215,514,491
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,514,491
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Corporate Investors VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 215,514,491
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 215,514,491
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,514,491
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on October 13, 2020 (the “Original Schedule 13D”), and as amended by Amendment No. 1 filed on November 16, 2020 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”) of MultiPlan Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors VIII, Ltd. (“H&F VIII”), Hellman & Friedman Investors VIII, L.P. (“H&F Investors VIII”), Hellman & Friedman Capital Partners VIII, L.P. (“HFCP VIII”), Hellman & Friedman Capital Partners VIII (Parallel), L.P. (“HFCP VIII Parallel”), HFCP VIII (Parallel-A), L.P. (“HFCP VIII Parallel-A”), H&F Executives VIII, L.P. (“H&F VIII Executives”), H&F Associates VIII, L.P. (“H&F VIII Associates”, and together with HFCP VIII, HFCP VIII Parallel, HFCP VIII Parallel-A and H&F VIII Executives, the “H&F Partnerships”), H&F Polaris Partners, L.P. (“Polaris Partners”, and together with the H&F Partnerships, the “H&F Investors”), Music Investments, L.P. (“Music LP”, and together with the H&F Investors, the “H&F Holders”), H&F Polaris Partners GP, LLC (“Polaris Partners GP”) and Music Investments GP, LLC (“Music GP”, and together with H&F VIII, H&F Investors VIII, and the H&F Holders, the “Reporting Persons”).

H&F VIII is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors VIII as well as other partnerships. H&F Investors VIII is a Cayman Islands limited partnership whose principal business is serving as the general partner of each of the H&F Partnerships as well as other partnerships. Each of HFCP VIII, HFCP VIII Parallel, H&F VIII Executives and H&F VIII Associates is a Cayman Islands limited partnership whose principal business is investing in securities. Each of HFCP VIII Parallel-A, Polaris Partners and Music LP is a Delaware limited partnership whose principal business is investing in securities. Each of Polaris Partners GP and Music GP is a Delaware limited liability company whose principal business is serving as the general partner of Polaris Partners or Music LP, respectively. The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

The Directors of H&F VIII are Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe. Current information concerning the identity and background of each director of H&F VIII is set forth in Schedule I attached to the Original Schedule 13D, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The additional 1,712,045 shares of Common Stock purchased since the date of Amendment No. 1 were purchased by Music LP for an aggregate purchase price of $14,193,623 (excluding commissions). The source of funds for such transactions was funds available to the Reporting Persons, including capital contributions from investors.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of common stock of the Issuer or any securities exercisable for or convertible into common stock of the Issuer, the Reporting Persons, consistent with their investment purpose and with the Investor Rights Agreement (as defined in Item 6 hereof), may at any time and from time to time directly or indirectly acquire additional shares of common stock or other securities of the Issuer, or dispose of any or all of its shares of common stock or other securities of the Issuer (including, without limitation, by distributing some or all of such shares or securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable). Each Reporting Person’s determination to make any such acquisitions or dispositions, in each such case, will depend upon a variety of factors, including, but not limited to, an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. In addition, in connection with the foregoing, the Reporting Persons may engage in hedging or similar transactions with respect to securities of the Issuer, including but not limited to, swaps and other derivative instruments.

Currently, Allen Thorpe, P. Hunter Philbrick and Paul Emery, executives of Hellman & Friedman LLC, serve on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons expect to engage in discussions with directors, officers, members of management and representatives of the Issuer, and may engage in discussions with stockholders, security holders or other interested parties, from time to time covering a range of topics concerning their investment and the Issuer, including operational, financial and strategic initiatives. Furthermore, without limitation, the Reporting Persons may also evaluate and discuss other ideas, that if effected, may relate to, or result in, any other matter listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Investor Rights Agreement, which is attached hereto as Exhibit B, and is incorporated herein by reference thereto.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure is based on 639,013,168 shares of Common Stock outstanding as of May 4, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2022.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 215,514,491 shares of Common Stock, representing approximately 33.7% of the Common Stock outstanding: (i) HFCP VIII may be deemed to beneficially own 150,270,487 shares of Common Stock, based on the 112,593,413 shares of Common stock that it holds and the 37,677,074 shares of Common Stock held by Polaris Partners, representing approximately 23.5% of the Common Stock outstanding; (ii) HFCP VIII Parallel may be deemed to beneficially own the 50,532,114 shares of Common Stock that it holds, representing approximately 7.9% of the Common Stock outstanding; (iii) HFCP VIII Parallel-A may be deemed to beneficially own 11,261,550 shares of Common Stock, based on the 9,549,505 shares of Common Stock that it holds and the 1,712,045 shares of Common Stock held by Music LP, representing approximately 1.8% of the Common Stock outstanding; (iv) H&F VIII Executives may be deemed to beneficially own the 2,953,631 shares of Common Stock that it holds, representing approximately 0.5% of the Common Stock outstanding; (v) H&F VIII Associates may be deemed to beneficially own the 496,709 shares of Common Stock that it holds, representing approximately 0.1% of the Common Stock outstanding; (vi) Polaris Partners may be deemed to beneficially own the 37,677,074 shares of Common Stock that it holds, representing approximately 5.9% of the Common Stock outstanding; (vii) in its capacity as the general partner of Polaris Partners, Polaris Partners GP may be deemed to beneficially own 37,677,074 shares of Common Stock, representing approximately 5.9% of the Common Stock outstanding; (viii) Music LP may be deemed to beneficially own the 1,712,045 shares of Common Stock that it holds, representing approximately 0.3% of the Common Stock outstanding; (ix) in its capacity as the general partner of Music LP, Music GP may be deemed to beneficially own 1,712,045 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding; (x) in its capacity as the general partner of the H&F Partnerships, H&F Investors VIII may be deemed to beneficially own an aggregate of 215,514,491 shares of Common Stock, representing approximately 33.7% of the Common Stock outstanding; and (xi) in its capacity as the general partner of H&F Investors VIII, H&F VIII may be deemed to beneficially own an aggregate of 215,514,491 shares of Common Stock, representing approximately 33.7% of the Common Stock outstanding.

Each of the directors and officers of H&F VIII disclaims beneficial ownership of the shares of Common Stock that H&F VIII may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Investor Rights Agreement, dated as of July 12, 2020, by and among Churchill Capital Corp III, Polaris Investment Holdings, L.P., Churchill Sponsor III LLC, Hellman & Friedman Capital Partners VIII, L.P. (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 13, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2022

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII, L.P.

By:	Hellman & Friedman Investors VIII, L.P.
Its:	General Partner

By:	H&F Corporate Investors VIII, Ltd.
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.

By:	Hellman & Friedman Investors VIII, L.P.
Its:	General Partner

By:	H&F Corporate Investors VIII, Ltd.
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

HFCP VIII (PARALLEL-A), L.P.

By:	Hellman & Friedman Investors VIII, L.P.
Its:	General Partner

By:	H&F Corporate Investors VIII, Ltd.
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

H&F EXECUTIVES VIII, L.P.

By:	Hellman & Friedman Investors VIII, L.P.
Its:	General Partner

By:	H&F Corporate Investors VIII, Ltd.
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

H&F ASSOCIATES VIII, L.P.

By:	Hellman & Friedman Investors VIII, L.P.
Its:	General Partner

By:	H&F Corporate Investors VIII, Ltd.
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

H&F POLARIS PARTNERS, L.P.

By:	H&F Polaris Partners GP, LLC
Its:	General Partner

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

H&F POLARIS PARTNERS GP, LLC

By:	/s/ P. Hunter Philbrick

Name:	P. Hunter Philbrick
Title:	Vice President

MUSIC INVESTMENTS, L.P.

By:	Music Investments GP, LLC
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

MUSIC INVESTMENTS GP, LLC

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS VIII, L.P.

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F CORPORATE INVESTORS VIII, LTD.

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

[Schedule 13D/A Signature Page]